Filed Pursuant to Rule 253(g)(2)
File No. 024-10997

Supplement No. 1 to Offering Circular dated November 1, 2019

Manufactured Housing Properties Inc.
136 Main Street
Pineville, NC 28134
(980) 273-1702;www.mhproperties.com

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of Manufactured Housing Properties Inc. (the “Company”), dated November 1, 2019 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,000,000 shares of Series B Cumulative Redeemable Preferred Stock at an offering price of $10.00 per share, for a maximum offering amount of $10,000,000. In addition, the Company is offering bonus shares to early investors in this offering. The first 400 investors will receive, in addition to Series B Cumulative Redeemable Preferred Stock, 100 shares of Common Stock, regardless of the amount invested, for a total of 40,000 shares of Common Stock. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

This Supplement includes the attached (i) Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, (ii) Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2019 and (iii) Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2019 (the “Forms”). The exhibits to the Forms are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 15 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is November 21, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10−Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: September 30, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 000-51229

MANUFACTURED HOUSING PROPERTIES INC.
(Exact name of registrant as specified in its charter)

Nevada	51-0482104
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

136 Main Street, Pineville, North Carolina	28134
(Address of principal executive offices)	(Zip Code)

(980) 273-1702
(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

As of November 12, 2019, there were 12,245,680 common shares of the registrant issued and outstanding.

 Manufactured Housing Properties Inc.

Quarterly Report on Form 10-Q
 Period Ended September 30, 2019

TABLE OF CONTENTS

PART I
FINANCIAL INFORMATION

PART II
OTHER INFORMATION

PART I
FINANCIAL INFORMATION

ITEM 1.
FINANCIAL STATEMENTS.

MANUFACTURED HOUSING PROPERTIES INC.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANUFACTURED HOUSING PROPERTIES INC.
 CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	2019	2018
Assets	(unaudited)
Investment Property
Land	$7,933,521	$4,357,950
Site and Land Improvements	12,029,524	6,781,845
Buildings and Improvements	3,000,635	1,441,222
Acquisition Cost	316,488	140,758
Total Investment Property	23,280,168	12,721,775
Accumulated Depreciation and Amortization	(1,172,132)	(699,184)
Net Investment Property	22,108,036	12,022,591

Cash and Cash Equivalents	1,729,091	458,271
Accounts Receivable, net	34,081	12,987
Other Assets	561,004	99,472

Total Assets	$24,432,212	$12,593,321

Liabilities
Accounts Payable	$301,255	$71,091
Loans Payable	19,668,938	9,086,110
Loans Payable - related party	824,273	890,632
Note Payable - related party	3,000,000	-
Convertible Note Payable - related party	-	2,754,550
Accrued Liabilities and Deposits	731,954	612,819
Tenant Security Deposits	224,072	131,149
Total Liabilities	24,750,492	13,546,351

Commitments and contingent liabilities (see note 5)
Redeemable preferred stock Series A – subject to redemption
Preferred Stock, 4,000,000 designated Series A par value $0.01 per share; 586,000 and zero shares issued and outstanding as of September 30, 2019 and December 31, 2018, respectively; redemption value $2,137,500	1,512,500	-

Stockholders’ (Deficit)
Preferred Stock, par value $0.01 per share; 10,000,000 shares authorized	-	-
Common Stock, par value $0.01 per share; 200,000,000 shares authorized; 12,799,568 and 10,350,062 shares issued and outstanding as of September 30, 2019 and December 31, 2018, respectively	127,995	103,500
Additional Paid in Capital	1,248,463	451,567
Retained Earnings (accumulated deficit)	(3,207,238)	(1,801,338)
Total Manufactured Housing Properties Inc. Stockholders’ Equity (Deficit)	(1,830,780)	(1,246,271)

Non-controlling interest	-	293,241
Total (Deficit)	(1,830,780)	(953,030)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$24,432,212	$12,593,321

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

MANUFACTURED HOUSING PROPERTIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenue
Rental and Related Income	$794,543	$513,753	$1,963,835	$1,511,834
Management fees, related party	4,164	-	19,448	-
Total Revenues	798,707	513,753	1,983,283	1,511,834

Community Operating Expenses
Repair & Maintenance	65,394	35,772	160,621	112,637
Real estate taxes	42,178	24,436	110,660	62,731
Utilities	50,069	34,965	130,744	109,056
Insurance	21,086	10,284	47,015	41,065
General and Administrative Expense	66,566	92,672	227,188	344,819
Total Community Operating Expenses	245,293	198,129	676,228	670,308

Corporate Payroll and Overhead	125,228	253,260	587,463	528,738
Depreciation & Amortization Expense	204,719	133,563	496,966	399,547
Interest expense	555,786	242,538	1,076,254	738,950
Refinancing costs	-	-	552,272	-

Total Expenses	1,131,027	827,490	3,389,183	2,337,543

Net loss before provision for income taxes	(332,320)	(313,737)	(1,405,900)	(825,709)

Provision for income taxes	-	-	-	-
Net Loss	$(332,320)	$(313,737)	$(1,405,900)	$(825,709)

Net Income attributable to the noncontrolling interest	-	12,276	-	30,034

Net Loss attributable to the Company	$(332,320)	$(326,013)	$(1,405,900)	$(855,743)

Preferred stock dividends
Series A preferred	19,000	-	43,334	-
Series A preferred put option cost	23,750	-	47,500	-
Total preferred stock dividends	42,750	-	90,834	-
Net loss attributable to common stockholders	$(375,070)	$(285,674)	$(1,496,734)	$(529,730)

Weighted Average Shares Basic and Fully Diluted	12,799,568	10,000,000	12,738,962	10,000,000

Weighted Average Basic	$(0.03)	$(0.03)	$(0.12)	$(0.09)
Weighted Average Fully Diluted	$(0.03)	$(0.03)	$(0.12)	$(0.09)

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

MANUFACTURED HOUSING PROPERTIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(UNAUDITED)

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID IN	NON CONTROLLING	ACCUMULATED	STOCKHOLDERS’ EQUITY
	SHARES	PAR VALUE	SHARES	PAR VALUE	CAPITAL	INTEREST	DEFICIT	(DEFICIT)
Balance at January 1, 2018	-	$-	10,000,062	$100,000	$238,803	$302,580	$(504,945)	$136,438
Stock option expense	-	-	-	-	245	-	-	245
Minority Interest distributions	-	-	-	-	-	(4,498)	-	(4,498)
Net Income (Loss)	-	-	-	-	-	7,572	(244,056)	(236,484)
Balance at March 31, 2018	-	-	10,000,062	100,000	239,048	305,654	(749,001)	(104,299)
Minority Interest distributions	-	-	-	-	-	(19,509)	-	(19,509)
Imputed Interest	-	-	-	-	19,316	-	-	19,316
Net Income (Loss)	-	-	-	-	-	10,186	(285,674)	(275,488)
Balance at June 30, 2018			10,000,062	100,000	258,364	296,331	(1,034,675)	(379,980)
Minority Interest distributions			-	-	-	(6,751)	-	(6,751)
Imputed Interest			-	-	11,970	-	-	11,970
Stock issued for services					24,500			24,500
Net Income (Loss)			-	-	-	12,276	(326,013)	(313,737)
Balance at September 30, 2018	-	$-	10,000,062	$100,000	$294,834	$301,856	$(1,360,688)	$(663,998)

Balance at January 1, 2019	-	$-	10,350,062	$103,500	$451,567	$293,241	$(1,801,338)	$(953,030)
Stock option expense	-	-	-	-	8	-	-	8
Common Stock issuance for acquisition of minority interest	-	-	2,000,000	20,000	517,562	(293,241)	-	244,321
Common Stock issuance for line of credit	-	-	545,000	5,450	299,750	-	-	305,200
Common Stock issuance for service	-	-	-	-	24,500	-	-	24,500
Preferred shares Series A dividends	-	-	-	-	(4,667)	-	-	(4,667)
Imputed interest	-	-	-	-	14,004	-	-	14,004
Net Loss	-	-	-	-	-	-	(719,314)	(719,314)
Balance at March 31, 2019	-	-	12,895,062	128,950	1,302,724	-	(2,520,652)	(1,088,978)
Stock option expense	-	-	-	-	8	-	-	8
Common Stock issuance for cash for line of credit	-	-	254,506	2,545	66,172	-	-	68,717
Purchase treasury common stock	-	-	(350,000)	(3,500	(61,011)	-	-	(64,511)
Imputed interest	-	-	-	-	13,857	-	-	13,857
Preferred shares Series A dividends	-	-	-	-	(19,667)	-	-	(19,667)
Preferred shares Series A put option			-	-	(23,750)	-	-	(23,750)
Net Loss	-	-	-	-	-	-	(354,266)	(354,2660)
Balance at June 30, 2019	-	-	12,799,568	127,995	1,278,333	-	(2,874,918)	(1,468,590)
Stock option expense	-	-	-	-	8	-	-	8
Imputed interest	-	-	-	-	12,872	-	-	12,872
Preferred shares Series A dividends	-	-	-	-	(19,000)	-	-	(19,000)
Preferred shares Series A put option			-	-	(23,750)	-	-	(23,750)
Net Loss	-	-	-	-	-	-	(332,320)	(332,320)
Balance at September 30, 2019	-	$-	12,799,568	$127,995	$1,248,463	$-	$(3,207,238)	$(1,830,780)

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

MANUFACTURED HOUSING PROPERTIES INC.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(UNAUDITED)

	2019	2018
Cash Flows From Operating Activities:
Net Loss	$(1,405,900)	$(825,709)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock option expense	24	24,745
Stock compensation expense	329,700	-
Write off of mortgage costs	68,195	-
Imputed interest	40,733	31,286
Provision for bad debts	23,820	58,192
Depreciation & Amortization	504,542	399,547
Changes in operating assets and liabilities:
Accounts receivable	(44,914)	(16,582)
Other assets	(461,532)	14,144
Accounts payable	230,164	51,563
Accrued expenses	119,135	294,199
Other liabilities and deposits	92,923	32,715
Net cash (used in) provided by operating activities	(503,110)	64,100

Cash Flow From Investing Activities:
Proceeds from sale of property	-	21,000
Purchase of property	(10,138,342)	(148,720)
Net cash used in investing activities	(10,138,342)	(127,720)

Cash Flows From Financing Activities:
Proceeds from related party note	7,075	363,332
Repayment of notes payable	(7,898,248)	(181,650)
Proceeds from notes payable	18,481,076	43,574
Non controlling interest distributions	-	(30,758)
Proceeds from issuance of Preferred Stock	1,465,000	-
Preferred Stock Series A dividends	(43,334)	-
Proceeds from issuance of common stock	68,717	-
Purchase of treasury stock	(64,511)	-
Capitalized financing cost	(275,519)	-
Repayment of line of credit	(2,754,550)	-
Repayment of notes payable – related party	(73,434)	-
Proceeds from line of credit	3,000,000	-
Net cash provided by financing activities	11,912,272	194,498

Net change in cash and cash equivalents	1,270,820	130,878
Cash and cash equivalents at beginning of the period	458,271	355,935
Cash and cash equivalents at end of the period	$1,729,091	$486,813

Cash paid for:
Income Taxes	$-	$-
Interest	$577,769	$561,671

Non-Cash Investment and Financing Activities
Purchase of minority interest in Pecan Grove	$537,562	$-
Non-cash Preferred stock accretion	$45,500	$-

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

Organization

Manufactured Housing Properties Inc. (the “Company”) is a Nevada corporation whose principal activities are to acquire, own, and operate manufactured housing communities. Mobile Home Rental Holdings (“MHRH”) was formed in April 2016 to acquire the assets for Pecan Grove MHP in November 2016 and Butternut MHP in April 2017. To continue the acquisition and aggregation of mobile home parks, MHRH intend to raise capital in the public markets. Therefore, on October 21, 2017, MHRH was acquired by and merged with a public entity Stack-it Storage, Inc. (OTC: STAK). As part of the merger transaction, Stack-it Storage, Inc. changed its name to Manufactured Housing Properties Inc. (OTC: MHPC).

For accounting purposes, this transaction was accounted for as a reverse merger and has been treated as a recapitalization of Stack-it Storage, Inc. with Manufactured Housing Properties, Inc. as the accounting acquirer.

Basis of Presentation

The Company prepares its consolidated financial statements under the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The Company’s subsidiaries are all formed in the state of North Carolina as limited liability companies, except for Butternut MHP Land LLC and Lakeview MHP LLC, which were formed in the States of Delaware and South Carolina, respectively. The acquisition and date of consolidation are as follows:

Date of Consolidation	Subsidiary	Ownership
October 2016*	Pecan Grove MPH LLC	100%
April 2017	Butternut MHP Land LLC	100%
November 2017	Azalea MHP LLC	100%
November 2017	Holly Faye MHP LLC	100%
November 2017	Chatham Pines MHP LLC	100%
November 2017	Lakeview MHP LLC	100%
December 2017	Maple Hills MHP LLC	100%
January 2019	MHP Pursuits LLC	100%
April 2019	Hunt Club MHP, LLC	100%
May 2019	B&D MHP, LLC	100%
July 2019	Crestview MHP, LLC	100%

*The Company originally acquired a 75% interest. In January 2019, the Company acquired the remaining 25% interest from a related party.

All intercompany transactions and balances have been eliminated in consolidation. The Company does not have a majority or minority interest in any other company, either consolidated or unconsolidated.

Revenue Recognition

The Company follows Topic 606 of the Financial Accounting Standards Board Accounting (“FASB”) Accounting Standards Codification (“ASC”) for revenue recognition and Accounting Standards Update (“ASU”) 2014-09. On January 1, 2018, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when (or as) the Company satisfies a performance obligation. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. There was no impact to revenues as a result of applying ASU 2014-09 for the nine months ended September 30, 2019, and there have not been any significant changes to the Company’s business processes, systems, or internal controls as a result of implementing the standard.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

The Company recognizes rental income revenues on a monthly basis based on the terms of the lease agreement which are for either the land or a combination of both, the mobile home and land. Home sales revenues are recognized upon the sale of a home with an executed sales agreement. The Company has deferred revenues from home lease purchase options and records those option fees as deferred revenues and then records them as revenues when (1) the lease purchase option term is completed and title has been transferred, or (2) the leaseholder defaults on the lease terms resulting in a termination of the agreement which allows us to keep any payments as liquidated damages.

Accounts Receivable

Accounts receivable consist primarily of amounts currently due from residence. Accounts receivables are reported in the balance sheet at outstanding principal adjusted for any charge-offs and the allowance for losses. The Company records an allowance for bad debt when receivables are over 90 days old.

Acquisitions

The Company accounts for acquisitions in accordance with ASC 805, “Business Combinations,” and allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, site and land improvements, buildings and improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by internal evaluation as well as third-party appraisal of the property obtained in conjunction with the purchase.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding plus the weighted average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method. Total dilutive securities outstanding as of September 30, 2019 and 2018 totaled 541,334 and 698,000 stock options, respectively, 586,000 and 0 convertible Preferred Series A shares, respectively, and 0 and 786,695 shares under convertible notes payable, respectively. which are not included in dilutive loss per share as the effect would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s significant accounting estimates and assumptions affecting the consolidated financial statements were the estimates and assumptions used in valuation of equity and derivative instruments. Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include the assumptions used in valuing equity-based transactions, valuation of deferred tax assets, depreciable lives of property and equipment and valuation of investment property.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Investment Property and Equipment and Depreciation

Property and equipment are carried at cost. Depreciation for Sites and Building is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 15 to 25 years). Depreciation of Improvements to Sites and Buildings, Rental Homes and Equipment and Vehicles is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 3 to 25 years). Land Development Costs are not depreciated until they are put in use, at which time they are capitalized as Sites and Land Improvements. Interest Expense pertaining to Land Development Costs are capitalized. Maintenance and Repairs are charged to expense as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the financial statement and any gain or loss is reflected in the current year’s results of operations.

Impairment Policy

The Company applies FASB ASC 360-10, “Property, Plant & Equipment,” to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at banks and deposits at times may exceed federally insured limits. Management believes that the financial institutions that hold the Company’s cash are financially secure and, accordingly, minimal credit risk exists. At September 30, 2019 and December 31, 2018, the Company had approximately $855,600 and $0 above the FDIC-insured limit, respectively.

Stock Based Compensation

All stock based payments to employees, nonemployee consultants, and to nonemployee directors for their services as directors, including any grants of restricted stock and stock options, are measured at fair value on the grant date and recognized in the statements of operations as compensation or other expense over the relevant service period in accordance with FASB ASC Topic 718. Stock based payments to nonemployees are recognized as an expense over the period of performance. Such payments are measured at fair value at the earlier of the date a performance commitment is reached or the date performance is completed. In addition, for awards that vest immediately and are nonforfeitable the measurement date is the date the award is issued. The Company recorded stock option expense of $24,524 and $24,724 during the nine months ended September 30, 2019 and 2018, respectively.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB ASC for disclosures about fair value of our financial instruments and paragraph 820-10-35-37 of the FASB ASC to measure the fair value of our financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires that entities use a new forward looking “expected loss” model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2019. The Company is currently evaluating the potential impact this standard may have on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company has evaluated the potential impact this standard may have on the consolidated financial statements and determined that it had no impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU relates to the accounting for non-employee share-based payments. The amendment in this ASU expands the scope of Topic 718 to include all share-based payment transactions in which a grantor acquired goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU excludes share-based payment awards that relate to (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts from Customers. The share-based payments are to be measured at grant-date fair value of the equity instruments that the entity is obligated to issue when the good or service has been delivered or rendered and all other conditions necessary to earn the right to benefit from the equity instruments have been satisfied. This standard will be effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of Topic 606. The Company has evaluated the impact this standard had on the consolidated financial statements and determined that it had no impact on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated financial statements.

NOTE 2 – GOING CONCERN

The ability of the Company to continue its operations as a going concern is dependent on management’s plans, which include the raising of capital through debt and/or equity markets with some additional funding from other traditional financing sources, including term notes, until such time that funds provided by operations are sufficient to fund working capital requirements. There is substantial doubt about the Company’s ability to continue as a going concern.

The Company will require additional funding to finance the growth of its current and expected future operations as well as to achieve its strategic objectives. The Company believes its current available cash along with anticipated revenues may be insufficient to meet its cash needs for the near future. There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all. The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

The Company’s working capital has been provided by operating activities and a related party note. As of September 30, 2019, the related party entity with a common ownership to the Company’s CEO loaned the Company $824,273 for costs related to reorganization and working capital. The related party note has a five-year term with no annual interest and principal payments are deferred to maturity date for a total credit line of $1.5 million. Except for the line of credit, generally, promissory notes on acquisitions range from 4.5% to 7.0% with 20 to 25 years principal amortization. Two of the promissory notes had an initial 6 months period on interest only payments. The line of credit is interest only payment based on 8%, and 10% deferred until maturity to be paid with principal balance. The Company plans to meet its short-term liquidity requirements of approximately $1,477,000 for the next twelve months, generally through available cash as well as net cash provided by operating activities and availability under the existing $1.5 million related party line of credit of which total outstanding note of $824,273. The Company also has availability from lenders under loan agreements for capital expenditure needs on acquisitions. The Company expects these resources to help the Company meet operating working capital requirements. The ability of the Company to continue its operations as a going concern is dependent on management’s plans, which include raising of capital through debt and/or equity markets with some additional funding from other traditional financing sources, including term notes.

NOTE 3 – FIXED ASSETS

Property and equipment consists of the following as of:

	September 30, 2019	December 31, 2018
Land	$7,933,521	$4,357,950
Site and Land Improvements	12,029,524	6,781,845
Buildings and Improvements	3,000,635	1,441,222
Acquisition Cost	316,488	140,758
	23,280,168	12,721,775
Less: accumulated depreciation and amortization	(1,172,132)	(669,184)
	$22,108,036	$12,022,591

Depreciation and amortization expense totaled $204,719 and $133,563 for the three months ended September 30, 2019, and 2018, respectively, and $496,966 and $399,547 for the nine months ended September 30, 2019, and 2018, respectively.

During the nine months ended September 30, 2019 the Company acquired the 25% minority interest in Pecan Grove MHP LLC resulting in an additional asset write up to land of $244,321. The Company also acquired three manufactured housing communities during the nine months ended September 30, 2019 totaling $4,483,648.

As of September 30, 2019, the Company wrote off mortgage cost of $68,195 and capitalized $275,519 of mortgage cost related to the two acquisition and the refinancing from five of our nine existing communities.

NOTE 4 – PROMISSORY NOTES

During the years ended December 31, 2017 and 2016, the company entered into promissory notes payable to lenders related to the acquisition of seven manufactured housing communities. During the nine months ended September 30, 2019, the Company entered into promissory notes payable to lenders related to the acquisition of three manufactured housing communities.

During the nine months ended September 30, 2019, the Company refinanced a total of $4,940,750 from current loans payable to $8,241,000 of new notes payable from five of the ten existing communities, resulting in an additional loan payable of $3,320,859. The Company used the additional loans payable proceeds from the refinance to retire its convertible note payable of $2,754,550 plus accrued interest. As of September 30, 2019, the Company wrote off mortgage costs of $68,195 and capitalized $275,519 of mortgage costs due to the refinancing.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Except for a line of credit, generally, the promissory notes range from 4.5% to 7.0% with 20 to 25 years principal amortization. Two of the promissory notes had an initial 6 months period on interest only payments. The promissory notes are secured by the Company’s real estate assets. The line of credit is interest only payment based on 8%, and 10% deferred until maturity to be paid with principal balance. The line of credit originally awarded the lender, Metrolina Loan Holdings, LLC (“Metrolina”), 455,000 shares of common stock as consideration, which resulted in making Metrolina a related party due to its significant ownership. The line of credit is guaranteed by the owner of the principal stockholder of the Company. During the nine months ended September 30, 2019, the Company paid off the entire balance on the line of credit of $2,754,550 plus interest and amended the agreement to allow for the redeployment of the $3,000,000 available, eliminated the conversion option whereby Metrolina could convert the ratio of total outstanding debt at time of exercise of the option into an amount of newly issued shares of the Company’s common stock determined by dividing the outstanding indebtedness by $3,000,000 multiplied by 10% with a cap of 864,500 shares. The amendment resulted in issuing an additional 545,000 shares with a fair value of $305,200 for a total of 1,000,000 shares awarded to Metrolina. The line of credit gives Metrolina the right and option to purchase it’s pro rata share of debt or equity securities issued to maintain up to 10% equity interest in the Company at the most recent price of any equity transaction for seven years from the amendment dated February 26, 2019. As of September 30, 2019, the balance on the line of credit was $3,000,000.

The following are terms of the Company’s secured outstanding debt:

	Maturity Date	Interest Rate	Balance 09/30/19	Balance 12/31/18
Butternut MHP Land LLC	03/30/20	6.500%	$1,119,829	$1,134,971
Butternut MHP Land LLC Mezz	04/01/27	7.000%	281,781	287,086
Pecan Grove MHP LLC	11/04/26	4.500%	3,117,922	1,270,577
Azalea MHP LLC	11/10/27	5.000%	834,405	598,571
Holly Faye MHP LLC	10/01/38	4.000%	579,825	462,328
Chatham MHP LLC	12/01/22	5.125%	1,776,993	1,366,753
Lake View MHP LLC	12/01/22	5.125%	1,863,444	1,222,521
B&D MHP LLC	04/25/29	5.500%	1,797,065	2,743,303
Hunt Club MHP LLC	05/01/24	5.750%	1,411,930	-
Crestview MHP LLC	07/31/24	5.750%	4,186,887	-
Maple MHP LLC	01/01/23	5.125%	2,698,858	-
Totals note payables			19,668,938	9,086,110

Convertible notes payable(*)	12/12/21	18.000%	3,000,000	2,754,550
Related Party notes payable	12/31/20	(**)	824,273	890,632
Total convertible note and notes payable including related party			$23,493,211	$12,731,292

(*) This agreement was amended during 2019 to eliminate the conversion option making this a non-convertible note payable starting January 1, 2019.

(**) As of September 30, 2019, a related party entity with a common ownership to the Company’s CEO loaned the Company $824,273 for working capital. The note has a three-year term with no annual interest and principal payments are deferred to maturity date. For the nine month ended September 30, 2019 and 2018, the Company recorded imputed interest related to the note of $40,733 and $31,286, respectively.

Maturities of Long Term Obligations for Five Years and Beyond

The minimum annual principal payments of notes payable at September 30, 2019 by fiscal year were:

2019	$220,007
2020	1,776,870
2021	307,816
2022	1,522,098
2023 and Thereafter	19,666,420
Total minimum principal payments	$23,493,211

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

NOTE 5 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise that may harm its business. The Company is currently not aware of any such legal proceedings or claims that they believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company issued redeemable preferred Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) totaling $1,465,000 during the nine months ended September 30, 2019. Commencing on the fifth anniversary of the initial issuance of shares of Series A Preferred Stock and continuing indefinitely thereafter, the Company will have a right to call for redemption the outstanding shares of Series A Preferred Stock at a call price equal to $3.75, or 150% of the original issue price of the Series A Preferred Stock, and correspondingly, each holder of shares of Series A Preferred Stock shall have a right to put the shares of Series A Preferred Stock held by such holder back to us at a put price equal to $3.75, or 150% of the original issue purchase price of such shares. During the nine months ended September 30, 2019, the Company paid $43,334 of Series A Preferred dividends distribution and recorded a put option cost of $47,500.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, $0.01 par value. The Company designated 4,000,000 shares as Series A preferred stock.

Series A Preferred Stock

On May 8, 2019, the Company filed a certificate of designation with the Nevada Secretary of State pursuant to which the Company designated 4,000,000 shares of its preferred stock as Series A Preferred Stock. The Series A Preferred Stock has the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Ranking. The Series A Preferred Stock ranks, as to dividend rights and rights upon our liquidation, dissolution, or winding up, senior to the common stock.

Dividend Rate and Payment Dates. Dividends on the Series A Preferred Stock are cumulative and payable monthly in arrears to all holders of record on the applicable record date. Holders of Series A Preferred Stock will be entitled to receive cumulative dividends in the amount of $0.017 per share each month, which is equivalent to the rate of 8% of the $2.50 liquidation preference per share. Dividends on shares of Series A Preferred Stock will continue to accrue even if any of the Company’s agreements prohibit the current payment of dividends or the Company does not have earnings.

Liquidation Preference. The liquidation preference for each share of Series A Preferred Stock is $2.50. Upon a liquidation, dissolution or winding up of the Company, holders of shares of Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares plus an amount equal to any accrued but unpaid dividends (whether or not declared) to, but not including, the date of payment with respect to such shares.

Stockholder Optional Conversion. Holders of shares of Series A Preferred Stock may at any time convert shares of Series A Preferred Stock in full, but not in part, into shares of common stock at a conversion rate of $2.50 per share. In the event that such conversion might result in the issuance of a fractional share, the number of shares of common stock issued to the holder shall be rounded up to the nearest whole number.

Company Call and Stockholder Put Options. Commencing on the fifth anniversary of the initial issuance of shares of Series A Preferred Stock and continuing indefinitely thereafter, the Company will have a right to call for redemption the outstanding shares of Series A Preferred Stock at a call price equal to $3.75, or 150% of the original issue price of the Series A Preferred Stock, and correspondingly, each holder of shares of Series A Preferred Stock shall have a right to put the shares of Series A Preferred Stock held by such holder back to us at a put price equal to $3.75, or 150% of the original issue purchase price of such shares.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

Voting Rights. The Company may not authorize or issue any class or series of equity securities ranking senior to the Series A Preferred Stock as to dividends or distributions upon liquidation (including securities convertible into or exchangeable for any such senior securities) or amend the Articles of Incorporation (whether by merger, consolidation, or otherwise) to materially and adversely change the terms of the Series A Preferred Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast on such matter by holders of the outstanding shares of Series A Preferred Stock, voting together as a class. Otherwise, holders of the shares of Series A Preferred Stock do not have any voting rights.

The Company issued redeemable preferred Series A Preferred Stock totaling $1,465,000 during the nine months ended September 30, 2019. Commencing on the fifth anniversary of the initial issuance of shares of Series A Preferred Stock and continuing indefinitely thereafter, the Company will have a right to call for redemption the outstanding shares of Series A Preferred Stock at a call price equal to $3.75, or 150% of the original issue price of the Series A Preferred Stock, and correspondingly, each holder of shares of Series A Preferred Stock shall have a right to put the shares of Series A Preferred Stock held by such holder back to us at a put price equal to $3.75, or 150% of the original issue purchase price of such shares. During the nine months ended September 30, 2019, the Company paid $43,334 of Series A Preferred dividends distribution and recorded a put option cost of $47,500.

Common Stock

The Company is authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share. As of September 30, 2019, there were 12,799,568 shares of common stock issued and outstanding.

Stock Issued for Service

In November 2018, the Company issued 350,000 shares of common stock for services to an investment bank for advisory services with a fair value of $171,500, of which $24,500 was expensed during the nine months ended September 30, 2019. During the nine months ended September 30, 2019, the Company purchased back into treasury the 350,000 shares for a total of $64,511 due to the termination of the advisory service agreement with the investment bank.

In February 2019, the Company issued an additional 545,000 shares of common stock for services to Metrolina under an amendment to the line of credit facility agreement with a fair value of $305,200.

Stock Issued for Cash

In June 2019, the Company issued an additional 254,506 shares of common stock for cash of $68,717 to Metrolina upon its exercise of its option to purchase additional stock to maintain up to 10% ownership of the Company’s common stock outstanding.

Stock Split

In March 2018, the Company completed a 1-for-6 reverse split of its outstanding shares of common stock resulting in the reduction of the total outstanding common stock from 60,000,000 shares to 10,000,062 shares. The condensed consolidated financial statements have been retroactively adjusted to reflect the stock split.

Equity Incentive Plan

In December 2017, the Board of Directors, with the approval of a majority of the stockholders of the Company, adopted the Manufactured Housing Properties Inc. Stock Compensation Plan (the “Plan”) which is administered by the Compensation Committee.

The Company has issued options to directors and officers under the Plan. One third of the options vest immediately, and two thirds vest in equal annual installments over a two-year period. All of the options are exercisable at a purchase price of $0.01 per share.

The Company recorded stock option expense of $24 and $245 during the nine months ended September 30, 2019 and 2018, respectively.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

The following table summarizes the stock options outstanding as of September 30, 2019:

	Number of options	Weighted average exercise price (per share)	Weighted average remaining contractual term (in years)
Outstanding at December 31, 2018	541,334	$0.01	9.0
Granted	-	-	-
Exercised	-	-	-
Forfeited / cancelled / expired	-	-	-
Outstanding at September 30, 2019	541,334	$0.01	8.25

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price at fiscal year-end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holder had all options holders exercised their options on September 30, 2019. As of September 30, 2019, there were 477,000 “in-the-money” options with an aggregate intrinsic value of $477,230.

The following table summarizes information concerning options outstanding as of September 30, 2019.

Strike Price Range ($)	Outstanding stock options	Weighted average remaining contractual term (in years)	Weighted average outstanding strike price	Vested stock options	Weighted average vested strike price
$0.01	541,334	8.25	$0.01	477,000	$0.01

The table below presents the weighted average expected life in years of options granted under the Plan as described above. The risk-free rate of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant, which corresponds with the expected term of the option granted.

The fair value of stock options was estimated using the Black Scholes option pricing model with the following assumptions for grants made during the periods indicated.

Stock option assumptions	September 30, 2019	December 31, 2018
Risk-free interest rate	-	1.95%
Expected dividend yield	-	0.00%
Expected volatility	-	16.71%
Expected life of options (in years)	-	9.0

Non-Controlling Interest

Prior to January 1, 2019, the Company owned 75% of membership interest in Pecan Grove MHP LLC. The remaining 25% was owned by unaffiliated non-controlling investors.

In January 2019, the Company issued 2,000,000 shares of common stock to Gvest Real Estate to acquire the 25% minority interest in Pecan Grove, which were valued at the historical cost value of $537,562.

NOTE 7  RELATED PARTY TRANSACTIONS

As of September 30, 2019, an entity with a common ownership to the Company’s founder loaned the Company $824,273 for reorganization costs and working capital. The note has a five-year term with no annual interest and principal payments are deferred to maturity date. The Company recorded an In-kind contribution of interest in the amount of $40,733 and $31,286 for the nine months ended September 30, 2019 and 2018, respectively.

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

During the year ended December 31, 2017, the Company entered into a debt agreement for a revolving line of credit with Metrolina. The line of credit is interest only payment based on 8%, and 10% deferred until maturity to be paid with principal balance. The line of credit originally awarded Metrolina 455,000 shares of common stock as consideration, which resulted in making Metrolina a related party due to its significant ownership. The line of credit is guaranteed by the owner of the principal stockholder of the Company. During the nine months ended September 30, 2019, the Company paid off the entire balance on the line of credit of $2,754,550 plus interest and amended the agreement to allow for the redeployment of the $3,000,000 available, eliminated the conversion option whereby Metrolina could convert the ratio of total outstanding debt at time of exercise of the option into an amount of newly issued shares of the Company’s common stock determined by dividing the outstanding indebtedness by $3,000,000 multiplied by 10% with a cap of 864,500 shares. The amendment resulted in issuing an additional 545,000 shares with a fair value of $305,200 for a total of 1,000,000 shares awarded to Metrolina. The line of credit gives Metrolina the right and option to purchase it’s pro rata share of debt or equity securities issued to maintain up to 10% equity interest in the Company at the most recent price of any equity transaction for seven years from the amendment dated February 26, 2019. In June 2019, Metrolina exercised this option and the Company issued an additional 254,506 shares of common stock for cash of $68,717.

In January 2019, the Company issued 2,000,000 shares of common stock to Gvest Real Estate to acquire the 25% minority interest in Pecan Grove, which were valued at the historical cost value of $537,562.

During the nine months ended September 30, 2019, the Company recorded $19,448 in revenues related to property management consulting services provided to an entity with common ownership as the CEO of the Company.

During the nine months ended September 30, 2019, the Company’s founder received a $50,000 fee for his personal guarantee on a promissory note related to one of the Company’s acquisitions.

NOTE 8 – ACQUISITIONS

The Company had three acquisitions during the nine months ended September 30, 2019 totaling 289 sites. These were asset acquisitions from third parties and have been accounted for as asset acquisitions. The acquisition date estimated fair value was determined by third party appraisals.

Acquisition Date	Name	Land	Improvements	Building	Acquisition Cost	Total Purchase Price
April, 2019	Hunt Club MHP	$589,500	$1,375,500	$-	$140,296	$2,105,296
May, 2019	B&D MHP	750,000	1,750,063	-	91,461	2,591,461
July, 2019	Crestview MHP	991,750	2,975,250	1,533,000	53,057	5,553,057
	Total	$2,331,250	$6,100,813	$1,533,000	$284,814	$10,249,877

Pro-forma Financial Information

The following unaudited pro-forma information presents the combined results of operations for the periods as if the above acquisitions of manufactured housing communities had been completed on January 1, 2019.

	9/30/2019 Consolidated I/S	Hunt Club 1/1/2019 – 4/1/2019	B&D 1/1/2019 – 5/2/2019	Crestview 1/1/2019 – 7/31/2019	Totals
Total Revenue	$1,983,283	$96,143	$128,254	$439,802	$2,647,482
Total Expenses	3,389,183	76,123	35,676	160,921	3,661,903
Preferred stock dividends	90,834				90,834
Net Income (Loss)	$(1,496,734)	$20,020	$92,578	$278,881	$(1,110,255)
Net loss per share					$(0.09)

MANUFACTURED HOUSING PROPERTIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

NOTE 9 – SUBSEQUENT EVENTS

On August 5, 2019, MHP Pursuits LLC entered into a purchase agreement with CSC Warner Robins, a Georgia limited liability company, for the purchase of a manufactured housing community known as Spring Lake Mobile Home Park, which is located in Georgia and totals 225 sites, for a total purchase price of $5.3 million.

On October 3, 2019, the Company repurchased 553,888 shares of common stock for a total of $57,500 due to a settlement from an advisory service agreement.

ITEM 2.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “our” and the “Company” refer to Manufactured Housing Properties Inc., a Nevada corporation, and its consolidated subsidiaries.

Special Note Regarding Forward Looking Statements

In addition to historical information, this report contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith beliefs as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Potential investors should not make an investment decision based solely on our projections, estimates or expectations.

Overview

We are a self-administered, self-managed, vertically integrated owner and operator of manufactured housing communities. Manufactured housing communities are residential developments designed and improved for the placement of detached, single-family manufactured homes that are produced off-site and installed and set on residential sites within the community. The owner of a manufactured home leases the site on which it is located and the lessee of a manufactured home leases both the home and site on which the home is located. We earn income from leasing manufactured home sites to tenants who own their own manufactured home and the rental of company-owned manufactured homes to residents of the communities.

We originally incorporated in the State of Nevada as Frontier Staffing, Inc. on September 3, 2003. Since our incorporation, we have experienced several name changes and have been engaged in several different business endeavors. On October 12, 2017, Mobile Home Rental Holdings LLC, a North Carolina limited liability company, which engaged in acquiring and operating manufactured housing properties, merged with and into the Company. In connection with the merger, the name of the Company was changed to Manufactured Housing Properties Inc., the former business and management of Mobile Home Rental Holdings LLC became the business and management, respectively of the Company.

As of September 30, 2019, we own and operate ten manufactured housing communities containing approximately 726 developed sites, and a total of 261 company-owned manufactured homes, including:

●
Pecan Grove – a 81 lot, all-age community situated on 10.71 acres and located in Charlotte, North Carolina.

●
Butternut – a 59 lot, all-age community situated on 13.13 acres and located in Corryton, Tennessee, a suburb of Knoxville, Tennessee.

●
Azalea Hills – a 41 lot, all-age community situated on 7.46 acres and located in Gastonia, North Carolina, a suburb of Charlotte, North Carolina.

●
Holly Faye – a 37 lot all-age community situated on 8.01 acres and located in Gastonia, North Carolina, a suburb of Charlotte North Carolina.

●
Lakeview – a 97 lot all-age community situated on 17.26 acres in Spartanburg, South Carolina.

●
Chatham Pines – a 49 lot all-age community situated on 23.57 acres and located in Chapel Hill, North Carolina.

●
Maple Hills – a 73 lot all-age community situated on 21.20 acres and located in Mills River, North Carolina, which is part of the Asheville, North Carolina, Metropolitan Statistical Area.

●
Hunt Club Forest – a 79 lot all-age community situated on 13.02 acres and located in the Columbia, South Carolina metro area.

●
B&D – a 97 lot all-age community situated on 17.75 acres and located in Chester, South Carolina.

●
Crestview – a 113 lot all-age community situated on 17.1 acres and located in the Ashville, NC MSA, North Carolina, Metropolitan Statistical Area.

We believe that manufactured housing is accepted by the public as a viable and economically attractive alternative to common stick-built single-family housing. We believe that the affordability of the modern manufactured home makes it a very attractive housing alternative. Manufactured housing is one of the only non-subsidized affordable housing options in the U.S. Demand for housing affordability continues to increase, but supply remains static, as there are virtually no new manufactured housing communities being developed. We are committed to becoming an industry leader in providing this affordable housing option and an improved level of service to our residents, while producing an attractive and stable risk adjusted return to our investors.

Recent Developments

On August 5, 2019, our wholly-owned subsidiary MHP Pursuits LLC entered into a purchase agreement with CSC Warner Robins, a Georgia limited liability company, for the purchase of a manufactured housing community known as Spring Lake Mobile Home Park, which is located in Georgia and totals 225 sites, for a total purchase price of $5.3 million.

Results of Operations

Comparison of Three Months Ended September 30, 2019 and 2018

The following table sets forth key components of our results of operations during the three months ended September 30, 2019 and 2018, both in dollars and as a percentage of our revenues.

	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018
	Amount	Percent of Revenues	Amount	Percent of Revenues
Revenue
Rental and related income	$794,543	99.48%	$513,753	100.00%
Management fees, related party	4,164	0.52%	-	-
Total revenues	798,707	100.00%	513,753	100.00%
Community operating expenses
Repair and maintenance	65,394	8.19%	35,772	6.96%
Real estate taxes	42,178	5.28%	24,436	4.76%
Utilities	50,069	6.27%	34,965	6.81%
Insurance	21,086	2.64%	10,284	2.00%
General and administrative expense	66,566	8.33%	92,672	18.04%
Total community operating expenses	245,293	30.71%	198,129	38.57%
Corporate payroll and overhead	125,228	15.68%	253,260	49.30%
Depreciation and amortization expense	204,719	25.63%	133,563	26.00%
Interest expense	555,786	69.59%	242,538	47.21%
Total expenses	1,131,028	141.61%	827,490	161.07%
Net loss	$(332,320)	(41.61%)	$(313,737)	(61.07%)
Net income attributable to the noncontrolling interest	-	-	12,276	2.39%
Net loss attributable to common stockholders	$(332,320)	(41.61%)	$(326,013)	(63.46%)

Revenues. For the three months ended September 30, 2019, we had total revenues of $798,707, as compared to $513,753 for the three months ended September 30, 2018, an increase of $284,954, or 55.47%. The increase in revenues between the periods was primarily due to $290,077 of rental income from the acquisition of three manufactured housing communities during the second and third quarters of 2019.

Community Operating Expenses. For the three months ended September 30, 2019, we had total community operating expenses of $245,293, as compared to $198,129 for the three months ended September 30, 2018, an increase of $47,164, or 23.80%. The increase in community operating expenses was primarily due to expenses related to the acquisition of three manufactured housing communities during the second and third quarters of 2019 totaling $123,244. Excluding the three acquisitions, our community operating expenses decreased resulting from a decrease in bad debt and the ramp up of operational efficiencies.

Corporate Payroll and Overhead Expenses. For the three months ended September 30, 2019, we had corporate payroll and overhead expenses of $125,228, as compared to $253,260 for the three months ended September 30, 2018, a decrease of $128,032. Such decrease was primarily due to additional costs of $62,512 related to expenses incurred for potential acquisitions that were not completed during the three months ended September 30, 2018.

Depreciation and Amortization Expense. For the three months ended September 30, 2019, we had depreciation and amortization expense of $204,719, as compared to $133,563 for the three months ended September 30, 2018, an increase of $71,156, or 53.27%. The increase was primarily due to the acquisition of three manufactured housing communities during the second and third quarters of 2019.

Interest Expense. For the three months ended September 30, 2019, we had interest expense of $555,786, as compared to $242,538 for the three months ended September 30, 2018, an increase of $313,248. The increase was primarily comprised of $134,166 related to the acquisition of three manufactured housing communities during the second and third quarters of 2019, and the remaining increase was due to the refinancing of five of our manufactured housing communities during the first quarter of 2019.

Net Loss. The factors described above resulted in a net loss of $332,320 for the three months ended September 30, 2019, as compared to $313,737 for the three months ended September 30, 2018, an increase of $18,583, or 5.92%.

Comparison of Nine months ended September 30, 2019 and 2018

The following table sets forth key components of our results of operations during the nine months ended September 30, 2019 and 2018, both in dollars and as a percentage of our revenues.

	Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
	Amount	Percent of Revenues	Amount	Percent of Revenues
Revenue
Rental and related income	$1,963,835	99.02%	$1,511,834	100.00%
Management fees, related party	19,448	0.98%	-
Total revenues	1,983,283	100.00%	1,511,834	100.00%
Community operating expenses
Repair and maintenance	160,621	8.10%	112,637	7.45%
Real estate taxes	110,660	5.58%	63,731	7.32%
Utilities	130,744	6.59%	109,056	7.21%
Insurance	47,015	2.37%	41,065	2.72%
General and administrative expense	227,188	11.46%	344,819	22.81%
Total community operating expenses	676,228	34.10%	670,308	44.34%
Corporate payroll and overhead	587,463	29.62%	528,738	34.97%
Depreciation and amortization expense	496,966	25.06%	399,547	26.43%
Interest expense	1,076,254	54.27%	738,950	48.88%
Refinancing costs	552,272	27.85%	-	-
Total expenses	3,389,183	170.89%	2,337,543	154.62%
Net loss	$(1,405,900)	(70.89%)	$(825,709)	(54.62%)
Net income attributable to the noncontrolling interest	-		30,034	1.99%
Net loss attributable to common stockholders	$(1,405,900)	(70.89%)	$(855,743)	(56.60%)

Revenues. For the nine months ended September 30, 2019, we had total revenues of $1,983,283, as compared to $1,511,834 for the nine months ended September 30, 2018, an increase of $471,449, or 31.18%. The increase in revenues between the periods was primarily due to $422,147 of rental income from the acquisition of three manufactured housing communities during the second and third quarters of 2019. The remaining increase was due to an average 10% increase in occupancy and rental rates and we also recorded $19,448 of property management revenues from a related party in 2019.

Community Operating Expenses. For the nine months ended September 30, 2019, we had total community operating expenses of $676,228, as compared to $670,308 for the nine months ended September 30, 2018, a nominal increase of $5,920. The increase in community operating expenses was primarily due $131,620 of expenses from the acquisition of three manufactured housing communities during the second and third quarters of 2019. Excluding the three acquisitions, our community operating expenses decreased resulting from a decrease in bad debt and the ramp up of operational efficiencies.

Corporate Payroll and Overhead Expenses. For the nine months ended September 30, 2019, we had corporate payroll and overhead expenses of $587,463, as compared to $528,738 for the nine months ended September 30, 2018, an increase of $58,725. Such increase was primarily due to additional payroll to support our growth and acquisitions.

Depreciation and Amortization Expense. For the nine months ended September 30, 2019, we had depreciation and amortization expense of $496,966, as compared to $399,547 for the nine months ended September 30, 2018, an increase of $97,419, or 24.38%. The increase was primarily due to the acquisition of three manufactured housing communities during the second and third quarters of 2019.

Interest Expense. For the nine months ended September 30, 2019, we had interest expense of $1,076,254, as compared to $738,950 for the nine months ended September 30, 2018, an increase of $337,304, or 45.64%. The increase was primarily related to the three additional loans related to the three acquisitions of manufactured housing communities during the second and third quarters of 2019.

Refinancing costs. During the nine months ended September 30, 2019, we refinanced a total of $4,920,750 from our current loans payable to $8,241,000 of new notes payable from five of our ten existing communities, resulting in an additional loan payable of $3,320,859. We used the additional loans payable proceeds from the refinance to retire our convertible note payable of $2,754,550 plus accrued interest. As of September 30, 2019, we wrote off refinancing cost totaling $552,272.

Net Loss. The factors described above resulted in a net loss of $1,405,900 for the nine months ended September 30, 2019, as compared to $855,743 for the nine months ended September 30, 2018, an increase of $550,157, or 64.28%.

Liquidity and Capital Resources

As of September 30, 2019, we had cash and cash equivalents of $1,729,091. In addition to cash generated through operations, we use a variety of sources to fund our cash needs, including acquisitions. We intend to continue to increase our real estate investments. Our business plan includes acquiring communities that yield in excess of our cost of funds and then investing in physical improvements, including adding rental homes onto otherwise vacant sites. Our ability to continue acquiring communities are dependent on our ability to raise capital. There is no guarantee that any of these additional opportunities will materialize or that we will be able to take advantage of such opportunities. The growth of our real estate portfolio depends on the availability of suitable properties which meet our investment criteria and appropriate financing.

We will require additional funding to finance the growth of our current and expected future operations as well as to achieve its strategic objectives. We believe that our current available cash along with anticipated revenues may be insufficient to meet our cash needs for the near future. There can be no assurance that financing will be available in amounts or terms acceptable to us, if at all. The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the period indicated:

Cash Flow

	Nine Months Ended September 30,
	2019	2018
Net cash provided by (used in) operating activities	$(503,110)	$64,100
Net cash used in investing activities	(10,138,342)	(127,720)
Net cash provided by financing activities	11,912,272	194,498
Net increase in cash and cash equivalents	1,270,820	130,878
Cash and cash equivalents at beginning of period	458,271	355,935
Cash and cash equivalent at end of period	$1,729,091	$486,813

Net cash used in operating activities was $503,110 for the nine months ended September 30, 2019, as compared to $64,100 net cash provided by operating activities for the nine months ended September 30, 2018. For the nine months ended September 30, 2019, the net loss of $1,405,900, a decrease in other assets in the amount of $461,532 due to lender’s escrowed funds held by lender at closing to be released back to us upon the completion of certain capital improvement projects, offset by depreciation and amortization in the amount of $504,542, stock compensation expense in the amount of $329,724, an increase in accounts payable of $230,164, and accrued expenses in the amount of $119,135, were the primary drivers of the net cash used in operating activities. For the nine months ended September 30, 2018, the net loss of $825,709, offset by depreciation and amortization in the amount of $399,547 and an increase in accrued expenses in the amount of $294,199, were the primary drivers of the net cash provided by operating activities.

Net cash used in investing activities was $10,138,342 for the nine months ended September 30, 2019, as compared to $127,720 for the nine months ended September 30, 2018. Net cash used in investing activities for the nine months ended September 30, 2019 consisted entirely of the purchase of property, while net cash used in investing activities for the nine months ended September 30, 2018 consisted of the purchase of property in the amount of $148,720, offset by proceeds of sale of property in the amount of $21,000.

Net cash provided by financing activities was $11,912,272 for the nine months ended September 30, 2019, as compared to $194,498 for the nine months ended September 30, 2018. For the nine months ended September 30, 2019, net cash used in financing activities consisted of proceeds from notes payable in the amount of $18,481,076, proceeds from the issuance of preferred stock in the amount of $1,465,000, proceeds from line of credit in the amount of $3,000,000, proceeds from issuance of common stock in the amount of $68,717 and proceeds from related party note in the amount of $7,075, offset by repayment of notes payable in the amount of $7,898,248, repayment of line of credit in the amount of $2,754,550, capitalized financing costs of $275,519, purchase of treasury stock in the amount of $64,511 and preferred stock dividends in the amount of $43,334.

Promissory Notes

During the years ended December 31, 2017, we entered into promissory notes payable to lenders related to the acquisition of seven manufactured housing communities. Generally, the interest rates on the promissory notes range from 4.5% to 7.0% and have maturity dates ranging from March 2020 to October 2038. As of September 30, 2019, the outstanding balance on these notes was $16,442,601. The promissory notes are secured by the real estate assets. See Note 4 to our unaudited condensed consolidated financial statements for more details regarding these notes.

On May 8, 2017, we issued a convertible promissory note to Metrolina Loan Holdings, LLC, or Metrolina, in the principal amount of $3,000,000. The convertible note is interest only payment based on 8%, and 10% deferred until maturity to be paid with principal balance. The convertible note originally awarded Metrolina 455,000 shares of common stock as compensation, which resulted in making Metrolina a related party due to its significant ownership. During the nine months ended September 30, 2019, we paid off the entire balance on the convertible note of $2,754,550 plus interest and amended the agreement to allow for the redeployment of the $3,000,000 available, eliminated the conversion option whereby Metrolina could convert the ratio of total outstanding debt at time of exercise of the option into an amount of newly issued shares of our common stock determined by dividing the outstanding indebtedness by $3,000,000 multiplied by 10% with a cap of 864,500 shares. The amendment resulted in issuing an additional 545,000 shares with a fair value of $305,200 for a total of 1,000,000 shares awarded to Metrolina. As of September 30, 2019, the balance on the convertible note was $3,000,000. The line of credit gives Metrolina the right and option to purchase it’s pro rata share of debt or equity securities issued to maintain up to 10% equity interest in the Company at the most recent price of any equity transaction for seven years from the amendment dated February 26, 2019.

Off-Balance Sheet Arrangements

As of September 30, 2019, we had no off-balance sheet arrangements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. The Company follows Topic 606 of the Financial Accounting Standards Board Accounting, or FASB, Accounting Standards Codification, or ASC, for revenue recognition and Accounting Standards Update, or ASU, 2014-09. On January 1, 2018, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when (or as) the Company satisfies a performance obligation. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. There was no impact to revenues as a result of applying ASU 2014-09 for the nine months ended September 30, 2019, and there have not been any significant changes to the Company’s business processes, systems, or internal controls as a result of implementing the standard. The Company recognizes rental income revenues on a monthly basis based on the terms of the lease agreement which are for either the land or a combination of both, the mobile home and land. Home sales revenues are recognized upon the sale of a home with an executed sales agreement. The Company has deferred revenues from home lease purchase options and records those option fees as deferred revenues and then records them as revenues when (1) the lease purchase option term is completed and title has been transferred, or (2) the leaseholder defaults on the lease terms resulting in a termination of the agreement which allows us to keep any payments as liquidated damages.

Acquisitions. The Company accounts for acquisitions in accordance with ASC 805, “Business Combinations,” and allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, site and land improvements, buildings and improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by internal evaluation as well as third-party appraisal of the property obtained in conjunction with the purchase.

Investment Property and Equipment and Depreciation. Property and equipment are carried at cost. Depreciation for Sites and Building is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 15 to 25 years). Depreciation of Improvements to Sites and Buildings, Rental Homes and Equipment and Vehicles is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 3 to 25 years). Land Development Costs are not depreciated until they are put in use, at which time they are capitalized as Sites and Land Improvements. Interest Expense pertaining to Land Development Costs are capitalized. Maintenance and Repairs are charged to expense as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the financial statement and any gain or loss is reflected in the current year’s results of operations.

Impairment Policy. The Company applies FASB ASC 360-10, “Property, Plant & Equipment,” to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Stock-Based Compensation. All stock based payments to employees, nonemployee consultants, and to nonemployee directors for their services as directors, including any grants of restricted stock and stock options, are measured at fair value on the grant date and recognized in the statements of operations as compensation or other expense over the relevant service period in accordance with FASB ASC Topic 718. Stock based payments to nonemployees are recognized as an expense over the period of performance. Such payments are measured at fair value at the earlier of the date a performance commitment is reached or the date performance is completed. In addition, for awards that vest immediately and are nonforfeitable the measurement date is the date the award is issued. The Company recorded stock option expense of $24 and $245 during the nine months ended September 30, 2019 and 2018, respectively.

Fair Value of Financial Instruments. The Company follows paragraph 825-10-50-10 of the FASB ASC for disclosures about fair value of our financial instruments and paragraph 820-10-35-37 of the FASB ASC to measure the fair value of our financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires that entities use a new forward looking “expected loss” model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2019. The Company is currently evaluating the potential impact this standard may have on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company has evaluated the potential impact this standard may have on the consolidated financial statements and determined that it had no impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 “Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” This ASU relates to the accounting for non-employee share-based payments. The amendment in this ASU expands the scope of Topic 718 to include all share-based payment transactions in which a grantor acquired goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU excludes share-based payment awards that relate to (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts from Customers. The share-based payments are to be measured at grant-date fair value of the equity instruments that the entity is obligated to issue when the good or service has been delivered or rendered and all other conditions necessary to earn the right to benefit from the equity instruments have been satisfied. This standard will be effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption of Topic 606. The Company has evaluated the impact this standard had on the consolidated financial statements and determined that it had no impact on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated financial statements.

ITEM 3.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 4.
CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e) of the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of September 30, 2019. Based upon, and as of the date of this evaluation, our chief executive officer and chief financial officer determined that, because of the material weaknesses described in Item 9A “Controls and Procedures” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and further referenced below, which we are still in the process of remediating as of September 30, 2019, our disclosure controls and procedures were not effective.

Changes in Internal Control Over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

During its evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2019, our management identified the following material weaknesses:

●
We lack proper segregation of duties due to the limited number of employees within the accounting department.

●
We lack effective closing procedures.

To mitigate the current limited resources and limited employees, we rely heavily on direct management oversight of transactions, along with the use of legal and accounting professionals. As we grow, we expect to increase our number of employees, which will enable us to implement adequate segregation of duties within the internal control framework.

Our management has identified the steps necessary to address the material weaknesses, and in the third quarter of fiscal 2019, we continued to implement the following remedial procedures:

●
Implemented dual signatures and approvals on all payments.

●
Added additional employees to assist in the financial closing procedures.

●
As necessary, we will continue to engage consultants or outside accounting firms in order to ensure proper accounting for our consolidated financial statements.

We intend to complete the remediation of the material weaknesses discussed above as soon as practicable but we can give no assurance that we will be able to do so. Designing and implementing an effective disclosure controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weaknesses that we have identified, and material weaknesses in our disclosure controls and procedures may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

Other than in connection with the implementation of the remedial measures described above, there were no changes in our internal controls over financial reporting during the third quarter of fiscal 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II
OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

ITEM 1A. RISK FACTORS.

Not applicable.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

We have not sold any equity securities during the third quarter of fiscal year 2019 that were not previously disclosed in a current report on Form 8-K that was filed during the quarter.

During the three month period ended September 30, 2019, we did not repurchase any shares of our common stock.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. OTHER INFORMATION.

We have no information to disclose that was required to be in a report on Form 8-K during the third quarter of fiscal year 2019 but was not reported. There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors.

ITEM 6. EXHIBITS.

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed on April 19, 2018)
3.2	Certificate of Designation of Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on May 9, 2019)
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form 10 filed on April 19, 2018)
10.1	Purchase and Sale Agreement, dated August 5, 2019, between MHP Pursuits LLC and CSC Warner Robins (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on August 6, 2019)
31.1*	Certifications of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certifications of Principal Executive Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certifications of Principal Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
______________
*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2019	MANUFACTURED HOUSING PROPERTIES INC.

/s/ Raymond M. Gee
Name: Raymond M. Gee
Title: Chief Executive Officer
(Principal Executive Officer)

/s/ Michael Z. Anise
Name: Michael Z. Anise
Title: President and Chief Financial Officer
(Principal Financial and Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2019 (November 11, 2019)

Manufactured Housing Properties Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-51229	51-0482104
(State or other jurisdictionof incorporation)	(Commission File Number)	(IRS Employer Identification No.)

136 Main Street, Pineville, North Carolina	28134
(Address of principal executive offices)	(Zip Code)

(980) 273-1702
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [ ]

Securities registered pursuant to Section 12(b) of the Act: None

 Item 1.01
Entry into a Material Definitive Agreement.

Effective November 11, 2019, MHP Pursuits LLC (the “Buyer”), a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation, entered into a purchase and sale agreement (the “ARC Purchase Agreement”) with The ARC Investment Trust, a South Carolina trust (the “Seller”) for the asset purchase of 5 manufactured housing communities, located in South Carolina, totaling 181 sites for a total purchase price of $6.5 million.

The ARC Purchase Agreement includes an earnest money deposit of $15,000, which will be applied to the payment of the purchase price at closing, and provides for a due diligence period of 40 days for the completion of third-party reports.

The ARC Purchase Agreement contains customary representations and warranties. The closing of the ARC Purchase Agreement is subject to customary closing conditions and delivery of customary closing documents, including a special warranty deed for the ARC Property, a Bill of Sale and General Assignment transferring the Seller’s right, title and interest in the personal property, intangible property, property files, warranties and licenses to the Buyer, and an Assignment and Assumption Agreement, assigning to the Buyer the Seller’s right, title and interest in all leases or other rental or occupancy agreements for the ARC Property, and any contract that the Buyer elects to assume.

The foregoing summary of the terms and conditions of the ARC Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit 10.1, which is incorporated herein by reference.

Item 9.01
Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Purchase and Sale Agreement, dated November 11, 2019, between MHP Pursuits LLC and The ARC Investment Trust

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2019	MANUFACTURED HOUSING PROPERTIES INC.

	By:	/s/ Raymond M. Gee
Raymond M. Gee
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 20, 2019 (November 14, 2019)

Manufactured Housing Properties Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-51229	51-0482104
(State or other jurisdictionof incorporation)	(Commission File Number)	(IRS Employer Identification No.)

136 Main Street, Pineville, North Carolina	28134
(Address of principal executive offices)	(Zip Code)

(980) 273-1702
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging Growth Company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [ ]

Securities registered pursuant to Section 12(b) of the Act: None

 Item 1.01
Entry into a Material Definitive Agreement.

As previously reported on August 6, 2019, MHP Pursuits LLC, a wholly-owned subsidiary of Manufactured Housing Properties Inc., a Nevada corporation (the “Company”), entered into a purchase agreement (the “Purchase Agreement”) with CSC Warner Robins, a Georgia limited liability company, on August 5, 2019 for the asset purchase of a manufactured housing community known as Spring Lake Mobile Home Park (the “Property”), which is located in Georgia and totals 225 sites, for a total purchase price of $5.3 million. On November 14, 2019, closing of the Purchase Agreement was completed and the Company’s newly formed wholly owned subsidiary Springlake MHP LLC (“Springlake”) purchased the Property.

In connection with the closing, on November 14, 2019, Springlake entered into a loan agreement (the “Loan Agreement”) with Suntrust Bank (the “Lender”) for a term loan in the principal amount of $4,000,000 and Springlake issued a promissory note to the Lender in the principal amount of $4,000,000 (the “Note”).

The Note bears interest at the LIBOR Index Rate in effect plus the Applicable Margin, subject to certain provisions in the Loan Agreement providing for an adjustment of the interest rate, and provided that while an Event of Default (as defined in the Loan Agreement) exists or after acceleration, at the option of the Lender, Springlake shall pay interest at the Default Rate. The “LIBOR Interest Rate” means (i) the rate per annum effective on the date on which the loan was initially funded and thereafter on the first business day of each calendar month thereafter (each, an “Interest Rate Determination Date”), and equal to the London interbank offered rate for deposits in U.S. Dollars appearing on Reuters screen page LIBOR 01 (or on any successor or substitute page of such service or any successor to such service, or such other commercially available source providing such quotations as may be designated by Lender from time to time) at approximately 11:00 A.M. (London time) two (2) business days prior to the Interest Rate Determination Date, with a maturity comparable to such interest period (provided that if such rate is less than zero, such rate shall be deemed to be zero), divided by (ii) a percentage equal to 100% minus the then stated maximum rate of all reserve requirements (including any marginal, emergency, supplemental, special or other reserves and without benefit of credits for proration, exceptions or offsets that may be available from time to time) applicable to any member bank of the Federal Reserve System in respect of Eurocurrency liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D); provided, that if the rate referred to in clause (i) above is not available at any such time for any reason, then the rate referred to in clause (i) shall instead be the interest rate per annum, as determined by Lender, to be the arithmetic average of the rates per annum at which deposits in U.S. Dollars in an amount equal to the amount of the loan are offered by major banks in the London interbank market to Lender at approximately 11:00 A.M. (London time), two (2) business days prior to the Interest Rate Determination Date (provided that if such rate is less than zero, such rate shall be deemed to be zero). The “Applicable Margin” means 2.50% per annum; provided, however, that in the event an affiliate of Springlake closes a loan provided by or arranged through Lender (i) under the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, or Housing and Urban Development loan programs, (ii) in an amount of no less than $1,100,000.00 and (iii) such loan closes prior to December 31, 2019, the Applicable Margin shall be reduced by 50 basis points, commencing on the next payment date, for the remainder of the term of the loan thereafter. The “Default Rate” means the lesser of (a) the interest rate otherwise applicable to the loan plus an additional four percent (4%) per annum, or (b) the highest rate of interest that lenders may contract for, charge or receive from borrowers under Applicable Law (as defined in the Loan Agreement) for the use, forbearance or detention of money.

Interest on the outstanding principal balance of the loan accrues from and including the closing date to but excluding the date of any repayment thereof. Interest is payable in arrears on the fifth (5th) day of each calendar month (each a “Payment Date”), commencing on December 5, 2019, and continuing on the Payment Date of each calendar month thereafter, and on the maturity date (as may be extended). In the event that any payment is not received by Lender within ten (10) days of the date such payment is due, Springlake shall pay to Lender a late charge equal to five percent (5%) of such payment. Such fee shall be payable on the earlier of the date of demand by Lender and the date that Springlake makes the late payment.

Springlake has the right at any time and from time to time to prepay the loan, in whole or in part, without premium or penalty. On the earlier of (i) the date Lender elects to require prepayment of all or a portion of the loan in accordance with the Loan Agreement and (ii) the next occurring Payment Date following the date on which Springlake actually receives any insurance proceeds or condemnation awards, if and to the extent Lender is not obligated under the Loan Agreement to make such proceeds or awards available to Springlake for the restoration of the Property, Springlake shall prepay the outstanding principal balance of the loan in an amount equal to one hundred percent (100%) of such proceeds or awards. In connection with any voluntary, involuntary or mandatory payment or prepayment of all or any part of the principal of the loan (including, without limitation, payment in full on the maturity date), Springlake shall pay to Lender an exit fee equal to one and one-half percent (1.50%) of the amount of principal being paid at the time of such payment, acceleration or application. Notwithstanding the foregoing, no exit fee shall be due and payable (i) upon the Lender’s application of the proceeds of a casualty or condemnation to the unpaid principal balance of the loan or (ii) with respect to any payment or prepayment made in connection with a refinance loan issued under the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, or Housing and Urban Development loan programs and provided by or arranged through Lender.

The Note initially matures on November 14, 2021. Pursuant to the Loan Agreement, Springlake has two (2) options to extend the maturity date, first to May 14, 2022 and then to November 14, 2022, subject to certain conditions, including the payment of an extension fee in an amount equal to 0.25% of the then outstanding principal balance of the loan.

The loan is secured by the Property and guaranteed by Mr. Raymond M. Gee, the Company’s Chief Executive Officer (the “Guarantor”).

The Loan Agreement was subject to customary closing conditions and contains customary representations and warranties. The Loan Agreement also contains customary financial and other covenants for a loan of this type. The Loan Agreement also contains customary events of default, including, but not limited to: (i) for the failure to make payments when due; (ii) for a material breach of any representation and warranty in the loan documents; (iii) for a breach of certain covenants contained in the Loan Agreement, subject to certain cure periods; (iv) if Springlake shall fail to maintain insurance as required by the Loan Agreement; (v) if there occurs any uninsured or inadequately insured damage in excess of $100,000 to or loss, theft or destruction in excess of $100,000, of any of the collateral; (vi) in the event of any voluntary or involuntary bankruptcy, liquidation, reorganization of Springlake or the Guarantor; (vii) if Springlake or the Guarantor is unable to pay, or admit in writing its inability to pay, or shall fail to pay, its debts as they become due; (viii) if any judgment or order for the payment of money in excess of $100,000 in the aggregate shall be rendered against Springlake or the Guarantor; (ix) if any non-monetary judgment or order shall be rendered against a Springlake or the Guarantor that could reasonably be expected to have a Material Adverse Effect (as defined in the Loan Agreement); (x) upon a Change of Control (as defined in the Loan Agreement); (xi) upon the transfer of all or any part or the Property, or any interest therein, or of any direct or indirect interest in Springlake, in violation of the Loan Agreement; or (xii) if there occurs any event or circumstance that has a Material Adverse Effect.

The foregoing summary of the terms and conditions of the Loan Agreement and Note does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements attached hereto as Exhibits 10.2 and 10.3, respectively, which are incorporated herein by reference.

Item 2.01
Completion of Acquisition or Disposition of Assets.

The information set forth under Item 1.01 is incorporated by reference into this Item 2.01.

Item 2.03
Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 with respect to the Loan Agreement and the Note is incorporated by reference into this Item 2.01.

Item 8.01
Other Information.

On November 20, 2019, the Company issued a press release announcing the closing of the transactions contemplated by the Purchase Agreement. The press release is furnished herewith as Exhibit 99.1.

Item 9.01
Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

The financial statements of business acquired will be filed by an amendment to this Form 8-K within 71 calendar days of the date hereof.

(b) Pro forma financial information

Pro forma financial information will also be filed by an amendment to this Form 8-K within 71 calendar days of the date hereof.

(d) Exhibits

Exhibit No.	Description of Exhibit
10.1	Purchase and Sale Agreement, dated August 5, 2019, between MHP Pursuits LLC and CSC Warner Robins (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 6, 2019)
10.2	Loan Agreement, dated November 14, 2019, between Springlake MHP LLC and Suntrust Bank
10.3	Promissory Note issued by Springlake MHP LLC to Suntrust Bank on November 14, 2019
99.1	Press Release issued on November 20, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Manufactured Housing Properties Inc. has duly caused this current report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 20, 2019	MANUFACTURED HOUSING PROPERTIES INC.

	By:	/s/ Raymond M. Gee
Raymond M. Gee
Chief Executive Officer